Mail Stop 4628

                                                          October 10, 2018

Via E-Mail
Donal L. Mulligan
Executive Vice President and Chief Financial Officer
General Mills, Inc.
Number One General Mills Boulevard
Minneapolis, MN 55426

       Re:    General Mills, Inc.
              Form 10-K for the Fiscal Year Ended May 27, 2018
              Filed June 29, 2018
              File No. 1-00185

Dear Mr. Mulligan:

       We refer you to our comment letter dated September 17, 2018 regarding potential business contacts with Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk

cc:    John Reynolds
       Assistant Director